EXHIBIT 99

CAUTIONARY  STATEMENT  REGARDING  FORWARD  LOOKING  STATEMENTS

The  Company  wishes  to take advantage of the new "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with such safe harbor legislation. The Company's Form 10-K, this Form 10-Q, any other Form 10-Q, any Form 8-K, or any other written or oral statements made by or on behalf of the Company may include forward looking statements which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward looking statements.

The Company wishes to caution investors that any forward looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the Risk Factors listed below (many of which have been discussed in prior SEC filings by the Company). Though the Company has attempted to list comprehensively these important factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from forward looking statements.

Investors are further cautioned not to place undue reliance on such forward looking statements as they speak only of the Company's views as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events, or otherwise.

RISK  FACTORS

NO  ASSURANCE  OF  CONTINUED  PROFITABILITY;
FLUCTUATIONS  IN  OPERATING  RESULTS

The Company began operations in 1992 and incurred significant losses in 1994 and 1995. For the nine months ended September 30, 1996 the Company achieved profitability with net earnings of approximately $4.1 million (including $2.6 million from the sale of contract receivables pursuant to the Company's securitization program) on total revenues of $57.7 million. There can be no assurance that the Company will remain profitable. Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting in part from the fact that many of its customers receive income tax refunds during the first part of the year, which are a primary source of down payments on used car purchases.






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DEPENDENCE  ON  SECURITIZATIONS

In recent periods, a significant portion of the Company's net earnings have been attributable to gains on sales of contract receivables under the Company's securitization program with SunAmerica Life Insurance Company, which program the Company expects to continue for the foreseeable future. Consequently, the Company's net income may fluctuate from quarter to quarter as a result of the timing and size of its securitizations. The Company's ability to successfully complete securitizations in the future may be affected by several factors, including the condition of the securities markets generally, conditions in the asset-backed securities markets specifically, and the credit quality of the Company's servicing portfolio. The amount of gain on sales is based upon certain estimates, which may not subsequently be realized. To the extent that actual cash flows on a securitization are materially below estimates, the Company would be required to revalue the residual portion of the securitizations which it retains, and record a charge to earnings based upon the reduction. In addition, the Company records ongoing income based upon the cash flows on its residual portion. The income recorded on the residual portion will vary from quarter to quarter based upon cash flows received in a given period.

POOR  CREDITWORTHINESS  OF  BORROWERS;
HIGH  RISK  OF  CREDIT  LOSSES

Substantially all of the contracts that the Company originates, acquires, or services are with customers with limited credit histories, low incomes, or past credit problems ("Sub-Prime Borrowers"). Due to their poor credit histories, Sub-Prime Borrowers are generally unable to obtain credit from traditional financial institutions, such as banks, savings and loans, credit unions, or captive finance companies owned by automobile manufacturers. The Company typically charges a fixed interest rate of 29.9% on contracts originated at its wholly owned dealerships ("Company Dealerships") while rates generally range from 21.0% to 29.9% on the contracts it purchases from third party dealers ("Third Party Dealers"). In addition, the Company has established an Allowance for Credit Losses to cover anticipated credit losses on the contracts currently in its portfolio. The Company believes its Allowance for Credit Losses is adequate to absorb anticipated credit losses. However, no assurance can be given that the Company has adequately provided for, or will adequately provide for, such credit risks or that credit losses in excess of reserves will not occur in the future. A significant variation in the timing of or increase in credit losses on the Company's portfolio would have a material adverse effect on the Company's profitability.

RISKS  ASSOCIATED  WITH  GROWTH  STRATEGY  AND  NEW  PRODUCT  OFFERINGS

The Company's business strategy calls for aggressive growth in its sales and financing activities through the development and acquisition of new Company owned dealerships ("Company Dealerships") and Third Party Dealer contract buying offices ("Branch Offices") and the expansion of its existing operations to include additional financing and insurance services. The Company's ability to remain profitable as it pursues this business strategy will depend on its ability to: (i) expand its revenue generating operations while not proportionally increasing its administrative overhead; (ii) originate and purchase contracts with an acceptable level of credit risk; (iii) effectively collect payments due on the contracts in its portfolio; (iv) locate sufficient financing, with acceptable terms, to fund the expansion of used car sales and the origination and purchase of additional contracts; and (v) adapt to the


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increasingly competitive market in which it operates.  The Company's inability to achieve or maintain any or all of these goals could have a material adverse effect on the Company's operations, profitability, and growth.

The Company has initiated a collateralized dealer financing program ("Cygnet Dealer Program"), pursuant to which the Company intends to provide qualified Third Party Dealers with operating lines of credit secured by such dealers' retail installment contract portfolios. While the Company will require Third Party Dealers to meet certain minimum net worth and operating history criteria to be considered for inclusion in the Cygnet Dealer Program, the Company will nevertheless, be extending credit to dealers who are not otherwise able to obtain debt financing from traditional lending institutions such as banks, credit unions, and major finance companies. Consequently, as with its other financing activities, the Company will be subject to a high risk of credit losses that could have a material adverse effect on the Company's financial condition and results of operations and on the Company's ability to meet its own financing obligations. Further, there can be no assurance that the Company will be able to obtain financing necessary to fully implement the Cygnet Dealer Program. In addition, there can be no assurance the Company will be successful in its efforts to expand its insurance operations.

HIGHLY  COMPETITIVE  INDUSTRY

Although the used car sales industry has historically been highly fragmented, it has attracted significant attention recently from a number of large companies, including Circuit City's CarMax, AutoNation, U.S.A., and Driver's Mart, which have entered the used car sales business or announced plans to develop large used car sales operations. Many franchised new car dealerships have also increased their focus on the used car market. The Company believes that these companies are attracted by the relatively high gross margins that can be achieved in this market and the industry's lack of consolidation. Many of these companies and franchised dealers have significantly greater financial, marketing, and other resources than the Company. Among other things, increased competition could result in increased wholesale costs for used cars, decreased retail sales prices, and lower margins.

Like the sale of used cars, the business of purchasing and servicing contracts originated from the sale of used cars to Sub-Prime Borrowers is a highly fragmented and very competitive market. In recent periods, several consumer finance companies have completed public offerings in order to raise the capital necessary to fund expansion and support increased purchases of contracts. These companies have increased the competition for the purchase of contracts, in many cases purchasing contracts at prices that the Company believes are not commensurate with the associated risk. There are numerous financial services companies serving, or capable of serving, this market, including traditional financial institutions such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, and other non-traditional consumer finance companies, many of which have significantly greater financial and other resources than the Company. Increased competition may cause downward pressure on the interest rates the Company charges on contracts originated by its Company Dealerships or cause the Company to reduce or eliminate the nonrefundable acquisition discount on the contracts it purchases from Third Party Dealers, which could have a material adverse effect on the Company's profitability.

The Company believes that recent demographic, economic, and industry trends favor growth in the used car sales and Sub-Prime Borrower financing markets. To the extent such trends do not continue, however, the Company's profitability may be materially and adversely affected.
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GENERAL  ECONOMIC  CONDITIONS

The Company's business is directly related to sales of used cars, which are affected by employment rates, prevailing interest rates, and other general economic conditions. While the Company believes that current economic conditions favor continued growth in the markets it serves and those in which it seeks to expand, a future economic slowdown or recession could lead to increased delinquencies, repossessions, and credit losses that could hinder the Company's planned expansion. Because of the Company's focus on Sub-Prime Borrowers, its actual rate of delinquencies, repossessions, and credit losses on contracts could be higher under adverse conditions than those experienced in the used car sales and finance industry in general.

NEED  TO  ESTABLISH  AND  MAINTAIN  RELATIONSHIPS  WITH  THIRD  PARTY  DEALERS

The Company enters into nonexclusive agreements with Third Party Dealers, which may be terminated by either party at any time, pursuant to which the Company purchases contracts originated by such dealers that meet the Company's established terms and conditions. Pursuant to the Cygnet Dealer Program, the Company will also enter into financing agreements with qualified Third Party Dealers. The Company's Third Party Dealer financing activities depend in large part upon its ability to establish and maintain relationships with such dealers. While the Company believes that it has been successful in developing and maintaining relationships with Third Party Dealers in the markets that it currently serves, there can be no assurance that the Company will be successful in maintaining or increasing its existing Third Party Dealer base, that such dealers will continue to generate a volume of contracts comparable to the volume of contracts historically generated by such dealers, or that any such dealers will become involved in the Cygnet Dealer Program.

GEOGRAPHIC  CONCENTRATION

The Company's direct used car sales and financing operations are currently conducted in the Phoenix and Tucson, Arizona, metropolitan areas. In addition, as of September 30, 1996, five of the Company's twenty-two Branch Offices were located in Arizona. A substantial majority of the contracts owned by the Company at September 30, 1996 were originated in Arizona. Because of this concentration, the Company's business may be adversely affected in the event of a downturn in the general economic conditions existing in Arizona and the southwestern United States.

DEPENDENCE  ON  EXTERNAL  FINANCING

The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations from financing companies and other lenders, some of which are affiliated with the Company. Currently, the Company receives financing pursuant to a revolving credit facility (the "Revolving Facility") with General Electric Capital Corporation, which has a maximum commitment of $50.0 million. Under the Revolving Facility, the Company may borrow up to 65.0% of the principal balance of eligible Company Dealership contracts and up to 90.0% of the principal balance of eligible Third Party Dealer contracts. The Revolving Facility expires in September 1997, at which time the Company has the option to renew it for one additional year. The Revolving Facility is secured by substantially all of the Company's assets. In addition, the Revolving Facility contains numerous covenants that limit, among other things, the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, and pay dividends or make other distributions, and also requires the Company to meet certain financial tests. There can be no assurance that

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the  Company  will  be able to continue to satisfy the terms and conditions of the Revolving Facility or that it will be extended beyond its current expiration date. In addition, the Company has agreed to terms with SunAmerica Life Insurance Company ("SunAmerica") pursuant to which SunAmerica may purchase up to $175.0 million of the Company's asset-backed securities created pursuant to the terms of a securitization program. The Securitization Program is subject to numerous terms and conditions, including the Company's ability to achieve investment-grade ratings on its asset-backed securities. There can be no assurance that any further securitizations will be completed or that the Company will be able to secure additional financing, including the financing necessary to implement the Cygnet Dealer Program, when and as needed in the future, or on terms acceptable to the Company.

SENSITIVITY  TO  INTEREST  RATES

A substantial portion of the Company's financing income results from the difference between the rate of interest it pays on the funds it borrows and the rate of interest it earns under the contracts in its portfolio. While the contracts the Company services bear interest at a fixed rate, the indebtedness that the Company incurs under its Revolving Facility bears interest at a floating rate. In the event the Company's interest expense increases, it would seek to compensate for such increases by raising the interest rates on its Company Dealership contracts, increasing the acquisition discount at which it purchases Third Party Dealer contracts, or raising the retail sales prices of its used cars. To the extent the Company were unable to do so, the Company's net interest margins would decrease, thereby adversely affecting the Company's profitability.

IMPACT  OF  USURY  LAWS

The Company typically charges a fixed interest rate of 29.9% on the contracts originated at Company Dealerships, while rates range from 17.6% to 29.9% on the Third Party Dealer contracts it purchases. Currently, all of the Company's used car sales activities are conducted in, and a majority of the contracts the Company services are originated in, Arizona, which does not impose limits on the rate that a lender may charge. The Company has expanded, and will continue to expand, its operations into states that impose usury
limits.    The  Company  attempts  to  mitigate  these  rate  restrictions  by purchasing contracts originated in these states at a higher discount. The Company's inability to achieve adequate discounts in states imposing usury limits would adversely affect the Company's planned expansion and its results of operations. There can be no assurance that Arizona will not adopt a usury statute or that Arizona or other jurisdictions in which the Company operates will not adopt additional laws, rules, and regulations that could adversely affect the Company's business.

DEPENDENCE  UPON  KEY  PERSONNEL

The Company's future success will depend upon the continued services of the Company's senior management as well as the Company's ability to attract additional members to its management team with experience in the used car sales and financing industry. The unexpected loss of the services of any of the Company's key management personnel, or its inability to attract new management when necessary, could have a material adverse effect upon the Company. The Company has entered into employment agreements (which include limited non-competition provisions) with certain of its officers.



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REGULATION,  SUPERVISION,  AND  LICENSING

The Company's operations are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. Among other things, these laws require that the Company obtain and maintain certain licenses and qualifications, limit or prescribe terms of the contracts that the Company originates and/or purchases, require specified disclosures to customers, limit the Company's right to repossess and sell collateral, and prohibit the Company from discriminating against certain customers. The Company is also subject to federal and state franchising and insurance laws.

The Company believes that it is currently in substantial compliance with all applicable federal, state, and local laws and regulations. There can be no assurance, however, that the Company will be able to remain in compliance with such laws, and such failure could have a material adverse effect on the operations of the Company. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or the Company's entrance into jurisdictions with more stringent regulatory requirements could have a material adverse effect on the Company's business.

POSSIBLE  VOLATILITY  OF  STOCK  PRICES

The market price of the Common Stock could be subject to significant fluctuations in response to such factors as, among others, variations in the anticipated or actual results of operations of the Company or other companies in the used car sales and finance industry, changes in conditions affecting the economy generally, analyst reports, or general trends in the industry.


























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